UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Numbers: 001-07982 333-189009

Raven Industries, Inc. 401(k) Plan
(Exact name of registrant as specified in its charter)

205 East 6th Street
P.O. Box 5107
Sioux Falls, SD 57117-5107
(605) 336-2750
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Raven Industries, Inc. 401(k) Plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None*

On November 30, 2021, pursuant to that certain Agreement and Plan of Merger, dated as of June 20, 2021, by and among Raven Industries, Inc. (“Raven”), CNH Industrial N.V. (“CNH”), and CNH Industrial South Dakota, Inc., a wholly owned subsidiary of CNH Industrial (“Merger Subsidiary”), Merger Subsidiary merged with and into Raven (the “Merger”), with Raven surviving the Merger as a wholly owned subsidiary of CNH. Prior to the consummation of the Merger, the Raven Industries, Inc. 401(k) Plan (the “Plan”) offered shares of the common stock, $1.00 par value, of Raven (“Raven Common Stock”) as an investment option. Following the consummation of the Merger, the Plan no longer offers Raven Common Stock as an investment option. Therefore, interests in the Plan no longer require registration. In connection with the consummation of the Merger, Raven filed post-effective amendments to each of its Registration Statements on Form S-8 relating to the Plan to deregister thereunder all shares of Raven Common Stock and related plan interests that remained unsold under the Plan. Accordingly, this Form 15 is being filed solely to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including on Form 11-K. Although the duty to file reports under Section 13(a) or 15(d) of the Exchange Act has been terminated with respect to the Plan, CNH’s duty to file reports under Section 13(a) or 15(d) remains with respect to the common shares, par value €0.01 per share, of CNH.

Pursuant to the requirements of the Securities Exchange Act of 1934, Raven Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 14, 2022

RAVEN INDUSTRIES, INC.
By:	/s/ Nicole Freesemann
Name: Nicole Freesemann
Title: Vice President of Human Resources, Raven Industries, Inc., Plan Administrator